Snipp Closes Tranche Three With $250,000 Strategic Investment From

WeedMD Inc.

TORONTO, March 21, 2018 -- Snipp Interactive Inc. ("Snipp" or the “Company”) (OTCQB:SNIPF) (TSX-V:SPN), a global provider of digital marketing promotions, rebates and loyalty solutions, today announced that it has received a strategic investment from WeedMD Inc. (“WeedMD”), a publicly-traded parent company of WeedMD Rx Inc., a federally-licensed producer and distributor of medical cannabis and oils under the Access to Cannabis for Medical Purposes Regulations (“ACMPR”). The Company operates a 26,000 sq. ft. indoor facility in Aylmer, Ontario and is awaiting its second-site cultivation license for its 610,000 sq. ft. state-of-the-art greenhouse in Strathroy, Ontario. WeedMD is focused on providing medical cannabis to the seniors’ market in Canada through its proprietary program.

WeedMD and Snipp are entering into an agreement where WeedMD will use Snipp as its technology vendor of record to design and deploy custom marketing solutions for direct sales, retail sales, referral/sourcing programs, distributor programs and other initiatives. WeedMD has also signed up for the Company’s recently launched Cannabis Resource Marketing Centre (“CMRC”), which leverages Snipp’s experience in similar regulated industries like Alcohol, Pharmaceuticals and Tobacco. For interested companies, a free and simple application process can be accessed at www.snipp.com/CMRC.

“Snipp provides companies with a complete technology suite to manage their promotions and implement cross channel loyalty programs. When we were looking for technology vendors to enhance our marketing and sales programs, no one understood our goals and objectives more than the team at Snipp,” said Bruce Dawson-Sully, CEO of WeedMD. “Given their deep experience in regulated industries, we’re looking forward to working with them to help launch sophisticated, compliant and responsible campaigns to increase market awareness along with acquisition and retention of medical patients, and eventually for both retailers and consumers as the adult use market emerges.”

“We are extremely excited to announce our first client in the cannabis space. Companies like WeedMD that make the initial investments today in the infrastructure and programs required to succeed in an increasingly competitive market are better positioned to gain and retain market share,” said Atul Sabharwal, CEO of Snipp. “The cannabis market was valued at $14.3 billion in 2016 and is estimated to grow at a CAGR of 21.1% between 2017 to 2024, while reaching a value of $63.5 billion by 2024. As we did in the alcohol and pharma space, we are positioning ourselves to be the leading technology solutions provider for this emerging market. We believe our solutions are industry-leading given their proven security, scalability and flexibility to adapt not only to the myriad regulatory frameworks in place, but for future regulations that will affect the industry as it matures. Given our rich history and experience with multiple clients in the alcohol and pharma industries, we have no doubt that we are best positioned to help advance and accelerate the unique marketing objectives for any company in the cannabis space from seed to sale and beyond.”

“We also welcome WeedMD to our CMRC. Since the launch of the CMRC we have been receiving interest from leading Cannabis companies and we look forward to sharing more about our solutions and services.”

Visit the Snipp website at http://www.snipp.com/ for Snipp’s full suite of solutions and examples of Snipp programs.

About Snipp:

Snipp is a global loyalty and promotions company with a singular focus: to develop disruptive engagement platforms that generate insights and drive sales. Our solutions include shopper marketing promotions, loyalty, rewards, rebates and data analytics, all of which are seamlessly integrated to provide a one-stop marketing technology platform. We also provide the services and expertise to design, execute and promote client programs. SnippCheck, our receipt processing engine, is the market leader for receipt-based purchase validation; SnippLoyalty is the only unified loyalty solution in the market for CPG brands. Snipp has powered hundreds of programs for Fortune 1000 brands and world-class agencies and partners.

Snipp is headquartered in Toronto, Canada with offices across the United States, Canada, Ireland, Europe, and India. The company is publicly listed on the OTCQB, of the OTC market in the United States of America, and on the Toronto Stock Venture Exchange (TSX) in Canada. Snipp was selected to the TSX Venture 50®, an annual ranking of the strongest performing companies on the TSX Venture Exchange, in 2015 and 2016. SNIPP IS RANKED AMONGST THE TOP 500 FASTEST GROWING COMPANIES IN NORTH AMERICA On Deloitte’s 2017 Technology Fast 500™ List, for the second year in a row.

FOR FURTHER INFORMATION PLEASE CONTACT:

MKR Group, Inc.

Todd Kehrli / Mark Forney

snipp@mkr-group.com

Snipp Interactive Inc.

Jaisun Garcha

Chief Financial Officer

investors@snipp.com

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